SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CONCEPTUS, INC.

(Name of Subject Company)

CONCEPTUS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016107

(CUSIP Number of Class of Securities)

D. Keith Grossman

President and CEO

331 East Evelyn

Mountain View, CA 94041

(650) 962-4000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 1, 2013, the following two communications were provided by Conceptus, Inc. to its employees:

1) Letter to Conceptus Employees:

Dear Employees of Conceptus,

I’m delighted to have this opportunity to communicate with you directly about the merger agreement between Bayer and Conceptus, Inc.

Let me start by saying that I think the merger just makes sound sense. There’s a strong alignment between our two companies, and we share a passion for providing innovative solutions to advance women’s healthcare. Going forward together we will provide a best-in-class, complete portfolio of short-term, long-term and permanent birth control.

What this means for us as a combined business is growth. And growth is good.

Until the deal closes, Bayer and Conceptus will continue to operate as independent companies. But I’m confident that in short order, we’ll be welcoming Conceptus and Essure into Bayer. In the meantime, our integration teams remain focused on the same goal — to ensure as little disruption as possible to allow us to come together as a stronger combined organization for the future. That doesn’t mean that there won’t be change, as there will be changes for both companies as we merge our operations. However, we will be working to maintain continuity wherever it makes sense.

I believe it is possible to be successful…thrive even…amidst change. From my part, I commit to provide you with open and timely communications throughout this process. Toward that end, I will be holding a Town Hall meeting on Thursday, May 2 at 9 am at the Conceptus offices in Mountain View. An invitation will follow.

At Bayer, we are creating a company that is growing and bringing new products to market across therapeutic areas. Products like Skyla™, our new IUD, and Stivarga®, our new treatment for GIST and colorectal cancers. There’s more in the pipeline. We are also cultivating a culture that inspires more innovation and more collaboration — sharing what we know and our successes and learnings with one another so that as a company we are better equipped to meet our changing customers’ needs. I look forward to sharing these successes and our culture with you and to creating a brighter, stronger future together for women’s healthcare.

Phil Blake

Senior Bayer Representative, US

* * *

Additional Information about the Transaction and Where to Find It

The Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Bayer HealthCare (a wholly-owned subsidiary of Bayer AG) and Evelyn Acquisition Company (the “Merger Agreement”) contemplates Bayer HealthCare and Evelyn Acquisition Company conducting a public tender offer to purchase all of the shares of common stock of Conceptus. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus. The solicitation and the offer to buy shares of Conceptus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer HealthCare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Conceptus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Conceptus on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of Conceptus’ website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Conceptus and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer HealthCare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Conceptus, Bayer HealthCare and Evelyn Acquisition Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Conceptus’ stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on Conceptus’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of Conceptus, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of Conceptus to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that Conceptus’ marketing and advertising may not be successful; the possible failure of Conceptus’ intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of Conceptus’ manufacturing, supply or distribution operations; claims that Conceptus’ products infringe the intellectual property rights of others; patent litigation to which Conceptus is a party; and other risks detailed in Conceptus’ public filings with the SEC from time to time, including Conceptus’ most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. Conceptus expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

2) Additional Employee FAQ:

Why are law firms investigating the transaction?

We cannot speculate as to the reasons for law firms investigating our announced transaction. However, we are aware that the filing of lawsuits after the announcement of a tender offer for a publicly traded company is common in the U.S.

Additional Information about the Transaction and Where to Find It

The tender offer mentioned above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Conceptus. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Bayer Healthcare and Evelyn Acquisition Company intend to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy or information statement regarding the merger. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9, the proxy or information statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Conceptus under the “Investors” section of the Company’s website at www.conceptus.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication, other than purely historical information, including estimates, projections and statements relating to Conceptus’ and Bayer Healthcare’s respective business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Bayer Healthcare and Evelyn Acquisition Company to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 28, 2013 by and among Conceptus, Inc. (the “Company”), Bayer Healthcare LLC (a wholly-owned subsidiary of Bayer AG) and Evelyn Acquisition Company (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company, including: dependence on sales of the Essure System; dependence on recommendations and endorsements by physicians; the ability of the Company to compete effectively against new and well-established alternative procedures, products, and technologies; the possibility that the Company’s marketing and advertising may not be successful; the possible failure of the Company’s intellectual property rights to provide meaningful commercial protection for the Essure System; disruptions of the Company’s manufacturing, supply or distribution operations; claims that the Company’s products infringe the intellectual property rights of others; patent litigation to which the Company is a party; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012 (as amended). The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.